January 7, 2004

Mail Stop 0510


via U.S. Mail and facsimile

James Nolan
President and Chief Executive Officer
Sheffield Steel Corporation
220 N. Jefferson Street
Sand Springs, Oklahoma 74063


      Re: 	Sheffield Steel Corporation
      	Form S-4/A
		File No. 333-121176

Dear Mr. Nolan:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. On the cover page of your prospectus, please state that broker-dealers who acquired the old securities as a result of market making or other trading activities may use this prospectus for the exchange offer, as supplemented or amended, in connection with re-sales of the new securities.

Please include the market risk disclosures required by Item 305 of Regulation S-K, or tell us where you have already addressed each of these requirements elsewhere in the filing.2.

Inside Front Cover

3. Please include all of the information required by Item 2(2) of Form S-4 on the inside front cover page of the prospectus. State that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision.

Summary; page 1

4. We note your summary contains a lengthy description of the company`s business and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

5. So that you do not give greater prominence to a non-GAAP measure, please also present or discuss net income each time EBITDA is presented or discussed here or elsewhere throughout the filing. This includes each of the ratios that you present having EBITDA in it as well.

6. Please provide a brief statement in your summary as to the accounting treatment of the proposed exchange offer. See Form S-
4,
Item 4(a)(5).

7. We note the discussion of your business strategy and your company`s strengths. Please balance the summary by providing an equally prominent summary of your competitive weaknesses. In addition, please provide a brief summary of the most significant risks associated with an investment in the notes. The cross-reference alone on page 11 is not meaningful to investors.

8. Include a brief summary of the material provisions of the indenture, including any covenants or provisions, or the lack of any covenants or provisions, which may afford a debt holder protection in the event of a highly leveraged transaction, merger, or similar transaction which may adversely affect the creditworthiness of the new notes and the ability to waive any such covenants or provisions.
The cross-reference alone on page 11 is not meaningful to investors.

Summary Historical Financial Data; page 12

9. Given that you have adjusted EBITDA for charges other than interest, taxes, depreciation and amortization expenses you should revise your acronym accordingly. Measures that are calculated differently than EBITDA as defined in Item 10(e) of Regulation S-K should not be characterized as EBITDA. Refer to Question 14 of our
June 13, 2003 FAQ on Non-GAAP Financial Measures.

10. To the extent that your disclosure suggests that EBITDA is a measure of operating performance, it is unclear to us how EBITDA could be a useful measure of your operating performance because of your need for on-going debt financing. EBITDA eliminates critical recurring charges that are a necessary cost of your operations. Please include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please avoid boilerplate conclusions like "assisting in comparing performance." Please disclose the following:
* The manner in which you use EBITDA to conduct or evaluate your business;
* The economic substance behind your decision to use the non-GAAP measure;
* The material limitations associated with your use of EBITDA as compared to net income;
* How you compensate for these limitations; and
* The substantive reasons why you believe EBITDA provides useful information to investors.

      Refer to Questions 8 and 15 of our June 13, 2003 FAQ on Non-GAAP Financial Measures.

11. In addition, if management uses EBITDA to evaluate liquidity, you must also reconcile it to the most closely comparable GAAP measure of liquidity, cash flows from operating activities.

12. It appears that EBITDA excludes, rather than includes, the
$2.4
million loss on debt retirement for the six months ended October
31,
2004.  Please revise your disclosures accordingly.

13. Please disclose in note (2) to your selected financial data the dollar amount of the deficiency in your earnings to cover fixed charges for the six months ended October 31, 2003. See
Instruction
2(A) to Item 503(d) of Regulation S-K.

14. Please show us the computations you performed for the most recent year and interim period in determining that no pro forma ratio of earnings to fixed charges was required related to your issuance of the old notes on August 12, 2004, if a portion of the proceeds was used to repay debt. See Item 503(d) of Regulation S-K.

Risk Factors; page 14

15. In your discussion under The collateral securing the notes may be insufficient . . ., please quantify the amount of debt to which the securities issued under the exchange offer will be subordinated.

16. Please show how the ratio of net debt to EBITDA is computed, including how net debt is determined. Please also show how the ratio of EBITDA to cash interest expense, which is discussed on page 43 and elsewhere, is determined. See Item 10(e) of Regulation S-K.

Use of Proceeds; page 26

17. Please disclose with quantification how you used or intend to use proceeds from the old notes you issued on August 12, 2004.

Management`s Discussion & Analysis; page 31
Results of Operations; page 32

18. Please discuss in greater detail the business reasons for the changes between periods in the following line items:
* Selling, general and administrative expense;
* Depreciation and amortization expense;
* Post-retirement benefit expense other than pensions;
* Interest expense, net; and
* Loss on debt retirement.

      In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.
In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. It is also important to discuss and quantify each change between periods in a line item that resulted solely due to the forgiveness of various liabilities and the change in the basis of your net assets upon emergence from bankruptcy on August 14, 2002. See Item 303(a)(3) of
Regulation S-K and Financial Reporting Codification 501.04.

19. Please discuss any known trends in your reported results that occurred or are likely to occur and may affect future results.
Please see SEC Release No. 33-8350.


Liquidity and Capital Resources; page 36

Please disclose total capital commitments for capital expenditures for your 2005 fiscal year and the anticipated source of funds for these commitments.20.

21. On page 36 you state that as of October 31, 2004, you had current indebtedness of $14,000. Please revise this disclosure to state your current indebtedness in millions, as you do elsewhere. We also note that you state on page 73 that the security interests granted by the
Company are junior to Permitted Liens securing $33,000 of other existing indebtedness. Please revise this disclosure as well.

22. Please disclose if you were in compliance with your debt covenants during each period presented subsequent to your emergence from bankruptcy. Please also provide a discussion here that is similar to that in Note M of your April 30, 2004 financial statements.

Contractual Commitments; page 38

23. Please revise your table of contractual cash obligations to include purchase commitments, pension and post-retirement benefits, and estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Critical Accounting Policies and Estimates, page 40

24. With respect to your critical accounting policies, please indicate whether you have discussed your critical accounting estimates with your audit committee. Additionally, for each critical accounting policy or estimate, please discuss the likelihood of materially different reported results if different assumptions or conditions were to prevail. To the extent practicable and meaningful, you should also quantify the effect changes in assumptions and estimates would have on your overall financial performance. See SEC Releases 33-8040 and 33-8098.

Description of Certain Indebtedness; page 61

25. Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

The Exchange Offer; page 62
Resale of New Notes; page 62

26. A no-action letter relates to whether the staff of the Division of Corporation Finance, rather than the Commission, will grant a company`s request not to recommend enforcement action to the Division of Enforcement or the Commission, and does not express any legal conclusion on the questions presented. Please revise your statements indicating that prior no-action letters are the position of the SEC as to whether a particular matter complies with the federal securities laws.

Terms of the Exchange; page 63

27. Please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). As currently represented, the offer could be open for less than twenty business days due to the 5:00 p.m. New York City expiration time instead of midnight on what ultimately may be the twentieth business day following commencement.  See Q & A #8 in SEC Release No. 34-
16623
(Mar. 5, 1980). Further, confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Expiration Date; Extensions; Amendments; page 64

28. We note on page 64 that you reserve the right to delay the acceptance of any tendered notes. Please clarify in what circumstances you will delay acceptance, as opposed to extending the exchange offer, which is discussed below.

29. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

30. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

  Conditions to the Exchange Offer; page 64

31. We note on page 65 that you have reserved the right not to accept securities for exchange if you determine that the offer would violate applicable law or any interpretation of the staff of the SEC, and that you can assert this and other reserved rights "at any time and from time to time." Please revise to indicate that all conditions to the offer, other than those subject to government approval, will be satisfied or waived prior to expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please also make similar revisions to language that appears on pages 64 and 66 suggesting that you may determine whether a condition has been satisfied either before or after the expiration date.

32. We note disclosure that you reserve the right to waive defects or irregularities or conditions of the exchange offer as to any particular initial notes. Revise this disclosure to indicate that to the extent you waive any condition of the offer, you will waive that condition for all holders of the initial notes. Similarly revise the
Letter of Transmittal.

Procedures for Tendering; page 65

33. We note your disclosure on page 66 that your "interpretation of the terms and conditions of the exchange offer . . .will be final and binding on all parties," while elsewhere you qualify your discretion in these matters by stating that it shall be "exercised reasonably."
In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. Please revise to include the objective standard for the determination of whether a condition has been satisfied that you use elsewhere. Similarly revise the Letter of Transmittal.

34. We note disclosure on page 67 indicating that the exchange agent will return any improperly tendered notes "as soon as practicable following the expiration date." Please note that Rule 14e-1(c) requires that you issue the exchange notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Additionally, please revise your disclosure to state that you will issue the exchange notes or return the initial notes promptly after expiration of the exchange offer, rather than after acceptance.

Financial Statements
General

Please address the comments below in your predecessor financial statements as well.

35. Please provide the segment information required by SFAS 131, including your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131. We assume your product classifications will be similar those shown in the tonnage shipped data on page 31.
If not, please tell us why not.

36. Please disclose the information required by SFAS 123 regarding your Management Stock Incentive Plan. Note that SFAS 148 amended paragraph 45 of SFAS 123. This information is important for investors in your debt.

37. Please provide the credit risk disclosures arising from the concentration of 40% of your sales to ten customers. Please refer to paragraph 15A of SFAS 107.

B. Fresh-Start Accounting; page F-8

38. Your reorganization value was based on the consideration of many factors and various valuation methods, including discounted cash flow analysis using projected cash flow information, selected publicly traded company market multiples of certain companies operating businesses viewed to be similar to yours, and other applicable ratios and valuation techniques believed to be representative of your business and industry. Though your reorganization value was based on consideration of many factors and various valuation methods, it is not clear which method was ultimately used and how you specifically arrived at your reorganization value. Please expand your disclosure to clarify your reorganization value as well as how you arrived at this reorganization value including a discussion of your significant assumptions. Refer to paragraph 39 of SOP 90-7.

C.  Summary of Significant Accounting Policies
3. Accounts Receivable; page F-10

39. Please disclose your typical credit terms and the reasons for any differences between your credit term policy and the number of days accounts receivable are outstanding. Please explain to us why the provision for bad debts in your accounts receivable footnote is not equivalent to bad debt expense in your statements of cash flows and reconcile the two amounts, if necessary. Please also disclose what caused recoveries of accounts receivable written-off to exceed accounts receivable write-offs by $441,000 in the period ended April
30, 2003.

4.  Inventories; page F-10

40. Please disclose your accounting policy for establishing reserves for inventory obsolescence.

11.  Revenue Recognition; page F-11

41. Please revise your revenue recognition accounting policy for product and Railway service revenues in accordance with SAB Topic 13:A. Please disclose when title passes to the customer. Please also disclose whether there are customer acceptance provisions. Please discuss your revenue recognition policy with respect to calculating and billing raw material surcharges. Please also update your estimate of product returns based on the guidance in SFAS 48. Please ensure that the revenue recognition policy in your footnote is consistent with the policy disclosed in your Critical Accounting Policies and Estimates.

18. Planned Maintenance Activities; page F-13

42. You accrue for planned major maintenance activities prior to the periods in which the costs are actually incurred. Please disclose the nature of each planned maintenance activity you accrue for in advance, when each plant shutdown is expected to occur, its total expected cost, when you begin accruing the related costs, the amounts that you accrued in each period related to each activity in advance of the costs actually being incurred, and the related amounts still to be accrued. Please also disclose your accounting policy for planned major maintenance in your predecessor financial statements as well. If you have not used this same method for all periods presented, please tell us when you changed and how you concluded your current method was preferable.

F. Property, Plant and Equipment; page F-14

43. Please breakout the machinery and equipment line item into smaller and more meaningful components. In addition, the range of useful lives currently disclosed for each major class of assets is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

G. Long-Term Debt; page F-14

44. Based upon your disclosure on page F-16, it appears you obtained waivers related to your non-compliance with certain debt covenants in some periods. Please disclose when each waiver was obtained. Also, please disclose the specific debt covenants that you were not in compliance with, the duration of each waiver, and the amounts and forms of consideration that you paid, if any, to obtain the waivers.
Also, please disclose whether each of your various debt arrangements have cross default provisions.

I.  Employee Benefit Plans; page F-17

45. Please disclose the benefits expected to be paid in each of the next five years and in the aggregate for the five fiscal years thereafter as required by paragraph (5)(d) of SFAS 132(R) with respect to your defined benefit plan.

Condensed Consolidated Balance Sheet - Intangible assets, net;
page
F-38

46. Please tell us why the reorganization value in excess of identifiable assets at April 30, 2004 has been reclassified to an intangible assets account at October 31, 2004. Please consider that fresh-start accounting in accordance with SOP 90-7 as applied on August 14, 2002 allocated the reorganization value in excess of identifiable assets to goodwill rather than to an intangible asset.
Please also disclose why the intangible assets or reorganization value amount has increased from $1.5 million at April 30, 2004 to $6 million at October 31, 2004.

Condensed Consolidated Statements of Operations and Changes in
Stockholders` Deficit - Income Tax Expense; page F-39

47. Please disclose the reasons for your low effective income tax rate for the six months ended October 31, 2004. Please refer to guidance in paragraph 47 of SFAS 109 that requires disclosure of the nature and effect of any significant matters affecting comparability for all periods presented.

Schedule II - Valuation and Qualifying Accounts

48. Please provide Schedule II for your allowance for doubtful accounts receivable. See Rule 5-04 of Regulation S-X.

Information Not Required in Prospectus; page II-1
Item 22 Undertakings; page II-1

49. Furnish, in full, the undertakings required by Item
512(a)(1)(ii)
of Regulation S-K and Item 22(c) of Form S-4.

Exhibits

50. Delete language in the letter of transmittal requiring the note holder to acknowledge or certify that he has "reviewed" the prospectus and the Letter of Transmittal.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gus Rodriguez at (202) 824-5524 or Rufus Decker at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker at (202) 824-5495 or me at (202) 942-2864 with any other questions.






      			Sincerely,




      			Jennifer Hardy
      					Branch Chief


cc:	Matthew J. Gardella, Esq. (via facsimile 617/316-8306)
      Palmer & Dodge LLP
      111 Huntington Avenue
      At Prudential Center
	Boston, Massachusetts 02199-7613
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James Nolan
Sheffield Steel Corporation
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE